UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: August 28, 2008

	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

Moscow and New York (August 28, 2008) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), a leading provider of telecommunications services in Russia and the Commonwealth of Independent States (CIS) today announced its financial and operating results for the quarter ended June 30, 2008.

Financial and Operating Highlights

•	Net operating revenues reached $2,611 million, an increase of 52.1% versus 2Q2007.

•	OIBDA reached $1,223 million, an increase of 36.3% versus 2Q2007.

•	OIBDA margin was 46.8%, including 47.3% in Russia and 52.0% in Kazakhstan.

•	Net income totaled $470 million, an increase of 30.9% versus 2Q2007.

•	Mobile subscribers increased by 6.0 million versus 2Q2007, reaching 53.7 million.

•	$2 billion Eurobond issued to refinance short-term bridge loan.

•	Joint venture agreement signed in Vietnam, license acquired in Cambodia.

Commenting on today’s announcement, Alexander Izosimov, Chief Executive Officer of VimpelCom, said, “We are pleased with our robust second quarter results. The Company showed solid 52% annual revenue growth with a healthy 47% OIBDA margin, which is in line with our internal target for this stage of the integration of Golden Telecom. The increase in revenue was driven by fast organic growth in both our mobile and fixed-line operations as well as by the first full quarter consolidation of Golden Telecom.

“In the second quarter we successfully refinanced our short-term debt related to the Golden Telecom acquisition. Following the refinancing, we started to intensify our sales and marketing efforts in the Russian mobile segment, resulting in 11% quarter-on-quarter revenue growth in this segment.

“We are also very happy with our performance in the CIS, where we showed strong growth and increased revenue market share and ARPU in all geographies.

“We will continue to focus our efforts along three key priorities for the Company: developing integrated operations in Russia, including a strong push in the broadband business, continued development in the CIS markets and expansion outside of the CIS. These priorities prompted us to make some adjustments to our organizational structure which we believe will enhance the focus and efficiency of our business.”

Key Consolidated Financial and Operating Results

CONSOLIDATED OPERATIONS (US$, mln)	2Q 2008	2Q 2007	y-o-y	1Q 2008	q-o-q
Net operating revenues	2,611	1,717	52.1%	2,108	23.9%
OIBDA	1,223	897	36.3%	1,126	8.6%
OIBDA margin, %	46.8%	52.2%		53.4%
SG&A	774	494	56.7%	528	46.6%
Including Sales & Marketing Expenses	215	167	28.7%	187	15.0%
Including General & Administrative Costs	559	327	70.9%	341	63.9%
SG&A percentage	29.6%	28.8%		25.0%

Net income	470	359	30.9%	601	-21.8%
Net income per common share, (US$)	9.26	7.07		11.84
Net income per ADS equivalent*), (US$)	0.46	0.35		0.59
Capital expenditures	664.0	334.8	98.3%	358.5	85.2%
Mobile subscribers (‘000)	53,707	47,702	12.6%	52,293	2.7%
Broadband subscribers (‘000)	610	n/a		534	14.2%

*	Number of ADSs is based on the ratio of 20 ADSs per one ordinary share, which came into effect on August 21, 2007. Prior year amounts have been adjusted to reflect the new ratio.

Net operating revenue 2Q 2008*) (US$ mln)	Russia	CIS	Eliminations	Total
Mobile business	1,862	319	-3	2,178
Fixed business	414	74	-11	477
Eliminations	-37	-5	-2	-44
Total net operating revenue	2,239	388	-16	2,611

*	Due to the increasing integration between different parts of our business, we include inter-company transactions in the reported revenues of geographic and business segments, and indicate the amount of inter-company eliminations within and between the segments. Reconciliation is presented in Attachment C.

In the second quarter we consolidated the business of Golden Telecom for the first full period. Smaller net income compared to the first quarter was due to an increase in interest expense, depreciation and amortization resulting from the Golden Telecom acquisition and a significant decrease in foreign exchange gain resulting from slower appreciation of the Russian ruble versus the US dollar.

RUSSIA (US$ mln)	2Q 2008	2Q 2007	y-o-y	1Q 2008	q-o-q
Net operating revenues	2,239	1,460	53.4%	1,797	24.6%
OIBDA	1,059	780	35.8%	992	6.8%
OIBDA margin, %	47.3%	53.4%		55.2%
SG&A	658	419	57.0%	434	51.6%
Including Sales & Marketing Expenses	181	141	28.4%	158	14.6%
Including General & Administrative Costs	477	278	71.6%	276	72.8%
SG&A percentage	29.4%	28.7%		24.2%
Net income	448	356	25.8%	616	-27.3%

Our revenue in Russia showed good growth of 53.4%, including 27.5% organic growth in mobile revenues.

Strengthening our sales and marketing activities in the mobile segment led to positive dynamics in new subscriber additions in May and June. Strong growth in usage was enhanced by positive seasonal trends, which, when coupled with stable pricing, resulted in an 11.4% quarterly increase in ARPU.

In residential broadband we continued the active rollout of our fiber-to-the-building networks (FTTB). By the end of the second quarter we reached 5.5 million households passed by our FTTB network and accumulated 476,000 FTTB subscribers, yielding a current take-up rate of 8.6%. The total number of broadband subscribers, taking into account all of the broadband technologies, reached 604,000.

Substantial growth in our G&A expenses both quarter-on-quarter and year-on-year is mainly connected with the full quarter consolidation of Golden Telecom ($127 million in the second quarter) and an abnormally low level of G&A shown in the first quarter due to the reversal of a $43 million accrual in our stock–price based compensation plans, resulting from the decline in VimpelCom’s ADS price during the first quarter of 2008.

OIBDA of our Russian operations in the second quarter passed the $1 billion mark. Despite some one-off costs related to the buyout of minority shareholders in Corbina Telecom in June 2008, the OIBDA margin was in line with our expectations for this stage of the integration of Golden Telecom.

RUSSIA REVENUE (US$ mln)	2Q 2008	2Q 2007	y-o-y	1Q 2008	q-o-q
Net operating revenues	2,239	1,460	53.4%	1,797	24.6%
Mobile revenue	1,862	1,460	27.5%	1,675	11.2%
Fixed revenue	414	n/a		132
Eliminations	-37	n/a		-10

RUSSIA OPERATING DEVELOPMENT	2Q 2008	2Q 2007	y-o-y	1Q 2008	q-o-q
Mobile subscribers (‘000)	42,485	40,140	5.8%	42,079	1.0%
Subscriber market share*), %	24.6%	30.9%		25.0%
MOU, min	220.3	192.6	14.4%	198.7	10.9%
ARPU, US$	14.7	12.3	19.5%	13.2	11.4%
Broadband subscribers (‘000)	604	0	n/a	530	14.0%

*	Subscriber market share data presented here and in the following country tables are published by AC&M-Consulting. Starting from January 1, 2008 VimpelCom’s subscriber market share is being reported solely on the basis of active subscribers, while previously it was based on registered subscribers. The drop in the reported market share in the second quarter of 2008 as compared to the second quarter of 2007 is mainly caused by the change of reporting methodology.

RUSSIA OIBDA DEVELOPMENT (US$ mln)	2Q 2008	2Q 2007	y-o-y	1Q 2008	q-o-q
OIBDA Total	1,059	780	35.8%	992	6.8%
Mobile OIBDA	969	780	24.2%	959	1.0%
Fixed OIBDA	90	n/a		33
Total OIBDA margin, %	47.3%	53.4%		55.2%
Mobile OIBDA margin, %	52.0%	53.4%		57.2%
Fixed OIBDA margin, %	21.7%	n/a		25.0%

CIS OPERATIONS (US$ mln)	2Q 2008	2Q 2007	y-o-y	1Q 2008	q-o-q
Net operating revenues	388.1	260.1	49.2%	316.9	22.5%
OIBDA	164.4	116.9	40.6%	134.3	22.4%
OIBDA margin, %	42.4%	44.9%		42.3%
SG&A	115.4	76.4	51.0%	94.3	22.4%
including Sales & Marketing Expenses	33.9	26.0	30.4%	29.0	16.9%
including General & Administrative Costs	81.5	50.4	61.7%	65.3	24.8%
SG&A percentage	29.7%	29.4%		29.8%
Net income	22.3	3.7	502.7%	-14.3	n/a

In the CIS revenue growth was strong and ahead of major competitors in each of our markets*.

In Kazakhstan our efforts to strengthen the direct dealership network, improve service quality and maintain a conservative pricing policy resulted in 13.8% quarter-on-quarter revenue growth, which is twice the rate of our major competitor. We grew ARPU by 6% compared to the first quarter, which is particularly encouraging in light of ongoing economic difficulties in the country.

We also grew our revenue market share ahead of the competition in Uzbekistan. Due to a conservative pricing policy and our focus on network and service quality we were the only operator in Uzbekistan that increased ARPU compared to the first quarter.

As our business in Ukraine has become more robust, we initiated an aggressive sales and marketing campaign targeting high-quality subscribers. The improved quality of our subscriber base, coupled with a positive seasonal trend, helped us to grow ARPU through an increase in both usage and average price per minute. As a result, we organically boosted our mobile revenue by 26% compared to the first quarter and by 92% year-on-year. Additionally, consolidation of Golden Telecom led to total annual revenue growth of 199%.

We introduced the Beeline brand in Armenia in April 2008. A strong marketing campaign, supported by improved execution in retail, resulted in a gain in revenue market share of almost one percentage point compared to the previous quarter.

*	Comparisons with competitors are based on publicly available information

CIS Revenues Development

KAZAKHSTAN (US$ mln)	2Q 2008	2Q 2007	y-o-y	1Q 2008	q-o-q
Net operating revenue	185.3	149.3	24.1%	162.8	13.8%
Mobile	182.5	149.3	22.2%	162.1	12.6%
Fixed	4.9	n/a		1.1
Elimination	-2.1	n/a		-0.4	n/a

UKRAINE (US$ mln)	2Q 2008	2Q 2007	y-o-y	1Q 2008	q-o-q
Net operating revenue	71.2	23.8	199.2%	44.8	58.9%
Mobile	45.7	23.8	92.0%	36.4	25.5%
Fixed	28.4	n/a		8.9
Elimination	-2.9	n/a		-0.5	n/a

ARMENIA (US$ mln)	2Q 2008	2Q 2007	y-o-y	1Q 2008	q-o-q
Net operating revenue	64.7	58.4	10.8%	59.1	9.5%
Mobile	26.4	23.2	13.8%	22.9	15.3%
Fixed	38.3	35.2	8.8%	36.2	5.8%
Elimination	0.0	n/a		0.0	n/a

UZBEKISTAN (US$ mln)	2Q 2008	2Q 2007	y-o-y	1Q 2008	q-o-q
Net operating revenue	52.0	23.2	124.1%	39.5	31.6%
Mobile	49.5	23.2	113.4%	38.7	27.9%
Fixed	2.6	n/a		0.8
Elimination	-0.1	n/a		0.0

TAJIKISTAN (US$ mln)	2Q 2008	2Q 2007	y-o-y	1Q 2008	q-o-q
Net operating revenue	11.2	5.2	115.4%	8.4	33.3%
Mobile	11.2	5.2	115.4%	8.4	33.3%
Fixed	n/a	n/a		n/a
Elimination	n/a	n/a		n/a

GEORGIA (US$ mln)	2Q 2008	2Q 2007	y-o-y	1Q 2008	q-o-q
Net operating revenue	3.9	0.2	1850%	2.4	62.5%
Mobile	3.9	0.2	1850%	2.4	62.5%
Fixed	n/a	n/a		n/a
Elimination	n/a	n/a		n/a

CIS REVENUES (US$ mln)	2Q 2008	2Q 2007	y-o-y	1Q 2008	q-o-q
Net operating revenue	388.1	260.1	49.2%	316.9	22.5%
Mobile	318.9	224.9	41.8%	270.9	17.7%
Fixed	74.1	35.2	110.5%	47.0	57.7%
Eliminations	-4.9	n/a	n/a	-1.0	n/a

CIS Operating Highlights

KAZAKHSTAN	2Q 2008	2Q 2007	y-o-y	1Q 2008	q-o-q
Mobile subscribers (‘000)	5,098	3,858	32.1%	4,777	6.7%
Subscriber market share*), %	39.6%	49.3%		39.5%
MOU, min	109.7	88.8	23.5%	99.1	10.7%
ARPU, US$	12.3	13.6	-9.6%	11.6	6.0%

UKRAINE	2Q 2008	2Q 2007	y-o-y	1Q 2008	q-o-q
Mobile subscribers (‘000)	2,111	1,822	15.9%	1,971	7.1%
Subscriber market share*), %	3.8%	5.2%		3.5%
MOU mobile, min	231.0	159.9	44.5%	210.2	9.9%
ARPU mobile, US$	7.5	4.2	78.6%	6.1	23.0%
Broadband subscribers (‘000)	6	n/a		4	50.0%
ARPU broadband, US$	32.7	n/a		39.4 **	-17.0%

ARMENIA	2Q 2008	2Q 2007	y-o-y	1Q 2008	q-o-q
Mobile subscribers (‘000)	655	471	39.1%	520	26.0%
Subscriber market share*), %	30.5%	33.5%		26.9%
MOU mobile, min	164.9	185.1	-10.9%	158.9	3.8%
ARPU mobile, US$	15.3	17.3	-11.6%	16.1	-5.0%

UZBEKISTAN	2Q 2008	2Q 2007	y-o-y	1Q 2008	q-o-q
Mobile subscribers (‘000)	2,754	1,192	131.0%	2,422	13.7%
Subscriber market share*), %	31.2%	32.7%		33.6%
MOU, min	294.6	265.6	10.9%	265.3	11.0%
ARPU, US$	6.6	7.2	-8.3%	5.8	13.8%

TAJIKISTAN	2Q 2008	2Q 2007	y-o-y	1Q 2008	q-o-q
Mobile subscribers (‘000)	435	205	112.2%	378	15.1%
Subscriber market share*), %	17.4%	15.2%		16.5%
MOU, min	241.1	224.2	7.5%	205.8	17.2%
ARPU, US$	9.4	10.1	-6.9%	8.0	17.5%

GEORGIA	2Q 2008	2Q 2007	y-o-y	1Q 2008	q-o-q
Mobile subscribers (‘000)	169	14	1107%	146	15.8%
Subscriber market share*), %	4.9%	0.8%		4.7%
MOU, min	89.3	82.5	8.2%	87.1	2.5%
ARPU, US$	8.2	4.8	70.8%	7.4	10.8%

*	Source: AC&M-Consulting. The drop in the reported market share is caused by the fact that starting from January 1, 2008 VimpelCom’s market share is calculated on the basis of active subscribers, while before that date it was based on registered subscribers.
**	Broadband ARPU for March 2008 only.

CIS OIBDA Development

KAZAKHSTAN (US$ mln)	2Q 2008	2Q 2007	y-o-y	1Q 2008	q-o-q
OIBDA total	96.4	80.3	20.0%	82.0	17.6%
Mobile	94.2	80.3	17.3%	81.6	15.4%
Fixed	2.2	n/a		0.4
OIBDA Margin, %	52.0%	53.8%		50.4%

UKRAINE (US$ mln)	2Q 2008	2Q 2007	y-o-y	1Q 2008	q-o-q
OIBDA total	9.4	-3.1	n/a	3.2	193.8%
Mobile	2.5	-3.1	n/a	1.1	127.3%
Fixed	6.9	n/a		2.1
OIBDA margin, %	13.2%	n/a		7.1%

ARMENIA (US$ mln)	2Q 2008	2Q 2007	y-o-y	1Q 2008	q-o-q
OIBDA total	30.3	30.1	0.7%	29.1	4.1%
Mobile	10.3	11.6	-11.2%	10.4	-1.0%
Fixed	20.0	18.5	8.1%	18.7	7.0%
OIBDA Margin, %	46.8%	51.5%		49.2%

UZBEKISTAN (US$ mln)	2Q 2008	2Q 2007	y-o-y	1Q 2008	q-o-q
OIBDA total	27.8	11.4	143.9%	20.9	33.0%
Mobile	27.2	11.4	138.6%	20.6	32.0%
Fixed	0.6	n/a		0.3
OIBDA Margin, %	53.5%	49.1%		52.9%

TAJIKISTAN (US$ mln)	2Q 2008	2Q 2007	y-o-y	1Q 2008	q-o-q
OIBDA total	2.6	0.1	2500%	1.3	100.0%
Mobile	2.6	0.1	2500%	1.3	100.0%
Fixed	n/a	n/a		n/a
OIBDA Margin, %	23.2%	1.9%		15.5%

GEORGIA (US$ mln)	2Q 2008	2Q 2007	y-o-y	1Q 2008	q-o-q
OIBDA total	-2.1	-1.9	n/a	-2.2	n/a
Mobile	-2.1	-1.9	n/a	-2.2	n/a
Fixed	n/a	n/a		n/a
OIBDA Margin, %	n/a	n/a		n/a

CIS OIBDA (US$ mln)	2Q 2008	2Q 2007	y-o-y	1Q 2008	q-o-q
OIBDA total	164.4	116.9	40.6%	134.3	22.4%
Mobile	134.7	98.4	36.9%	112.8	19.4%
Fixed	29.7	18.5	60.5%	21.5	38.1%
OIBDA margin, %	42.4%	44.9%		42.3%

For more information on financial and operating data for specific countries, please refer to the supplementary file FinancialOperatingQ22008.xls on our website at http://www.vimpelcom.com/news/qrep.wbp.

Recent Developments

In July 2008 VimpelCom signed a definitive agreement to establish GTEL-Mobile, a joint venture in Vietnam created to build a GSM network in the country. According to the terms of this agreement VimpelCom will receive a 40% interest in GTEL-Mobile for $267 million*.

In July 2008 VimpelCom acquired a 90% stake in Sotelco, a company holding a GSM license in Cambodia, for $28 million**.

VimpelCom announced today it has signed an agreement with Apple to bring iPhone 3G to Russia expected later this year.

* * *

The Company’s management will discuss its second quarter results during a conference call and slide presentation on August 28, 2008 at 6:30 pm Moscow time (10:30 am ET in New York). The call and slide presentation may be accessed via webcast at the following URL address http://www.vimpelcom.com. The conference call replay will be available through September 4, 2008. The slide presentation webcast will also be available for download on VimpelCom’s website http://www.vimpelcom.com.

The VimpelCom Group consists of telecommunications operators providing voice and data services through a range of wireless, fixed and broadband technologies. The Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan,

*	Full text of the relevant press-release can be found at http://www.vimpelcom.com/vietnam.wbp
**	Full text of the relevant press-release can be found at http://www.vimpelcom.com/cambodia.wbp

Tajikistan, Georgia and Armenia, in territories with a total population of about 250 million. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the Company’s strategic and development plans, including network development plans and developments in the telecommunications markets in which the Company operates. These and other forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, governmental regulation of the telecommunications industries in Russia, the CIS and South-East Asia, general political uncertainties in Russia, the CIS and South-East Asia and general economic developments in Russia, the CIS and South-East Asia, continued volatility in the world economy, challenges to 3G and Far East tenders and/or litigation with third parties. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business (including approval of funding and specific transactions), if the Company is unable to successfully integrate newly-acquired businesses, including Golden Telecom, and other factors. As a result of such risks and uncertainties, there can be no assurance that the effects of competition or current or future changes in the political, economic and social environment or current or future regulation of the Russian and CIS telecommunications industries will not have a material adverse effect on the VimpelCom Group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Alexander Boreyko	Michael Polyviou
VimpelCom	FD
Tel: 7(495) 910-5977	Tel: 1(212) 850-5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com

- Definitions and tables are attached –

Attachment A: Definitions

Mobile subscribers are those subscribers in the registered subscriber base who were a party to a revenue generating activity in the past three months and remain in the base at the end of the reported period. Such activities include all incoming and outgoing calls, subscriber fee accruals, debits related to service, outgoing SMS, MMS, data transmission and receipt sessions, but do not include incoming SMS and MMS sent by our Company or abandoned calls.

Each ADS represents 0.05 of one share of common stock. This ratio was established effective August 21, 2007.

ARPU (Monthly Average Revenue per User), a non-U.S. GAAP financial measure, is calculated by dividing the Company’s service revenue during the relevant period, including roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of the Company’s subscribers during the period and dividing by the number of months in that period. The Company believes that ARPU provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting. The Company also believes that ARPU provides management with useful information concerning usage and acceptance of the Company’s services. ARPU should not be viewed in isolation or an alternative to other figures reported under U.S. GAAP.

Broadband subscribers are those subscribers in the registered subscriber base who were a party to a revenue generating activity in the past three months. Such activities include monthly internet access using FTTB, xDSL and WiFi technologies.

CIS Geographic Segment for the purpose of VimpelCom reporting includes our operations in the following countries: Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Armenia and Georgia.

Fixed-line subscriber is an authorized user of fixed-line communications services.

General and administrative costs (G&A) include salaries and outsourcing costs, including related social contributions required by Russian law; stock price-based compensation expenses; repair and maintenance expenses; rent, including lease payments for base station sites; utilities; other miscellaneous expenses, such as insurance, operating taxes, license fees, and accounting, audit and legal fees.

Household passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

Market share of subscribers for each relevant area is calculated by dividing the estimated number of our subscribers in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia, respectively, by the total estimated number of subscribers in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia, respectively, and is provided by AC&M-Consulting.

Mobile services are wireless voice and data transmission services excluding WiFi.

MOU (Monthly Average Minutes of Use per User) is calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of subscribers during the period and dividing by the number of months in that period.

OIBDA is a non-U.S. GAAP financial measure. OIBDA, previously referred to as EBITDA by the Company, is defined as operating income before depreciation and amortization. The Company believes that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our business operations, including our ability to finance capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under U.S. GAAP, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculations are commonly used as bases for some investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP. OIBDA does not include our need to replace our capital equipment over time. Reconciliation of OIBDA to operating income, the most directly comparable U.S. GAAP financial measure, is presented below in the reconciliation tables section.

OIBDA margin is OIBDA expressed as a percentage of total net operating revenues. Reconciliation of OIBDA margin to operating income as a percentage of total net operating revenues, the most directly comparable U.S. GAAP financial measure, is presented below in the reconciliation tables section.

Prepaid subscribers are those subscribers who pay for their services in advance.

Sales and marketing costs (S&M) include marketing, advertising and dealer commissions expenses.

Take-up rate for the FTTB network is calculated by dividing the number of FTTB subscribers by the total number of households passed.

Attachment B: VimpelCom financial statements

Open Joint Stock Company “Vimpel-Communications”

Unaudited Condensed Consolidated Statements of Operations

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
	(In thousands of US dollars , except per share (ADS) amounts)
Operating revenues:
Service revenues and connection fees	$2,604,081	$1,715,482	$4,709,353	$3,201,674
Sales of handsets and accessories	2,719	1,263	4,398	2,785
Other revenues	5,700	1,236	8,147	2,202

Total operating revenues	2,612,500	1,717,981	4,721,898	3,206,661

Revenue based tax	(1,843)	(814)	(3,342)	(1,447)

Net operating revenues	2,610,657	1,717,167	4,718,556	3,205,214

Operating expenses:
Service costs	596,316	313,011	1,027,310	578,337
Cost of handsets and accessories sold	2,382	1,491	3,993	3,219
Selling general and administrative expenses	773,589	494,445	1,302,034	933,912
Depreciation	385,012	285,365	742,004	554,537
Amortization	100,864	53,807	168,258	107,096
Provision for doubtful accounts	15,704	11,462	36,641	26,571

Total operating expenses	1,873,867	1,159,581	3,280,240	2,203,672

Operating income	736,790	557,586	1,438,316	1,001,542

Other income and expenses:
Interest income	24,687	7,657	39,408	12,309
Interest expense	(121,078)	(47,643)	(200,215)	(93,448)
Net foreign exchange gain	25,737	8,362	210,745	25,091
Other expenses	(2,531)	(7,866)	(10,691)	(18,680)

Total other income and expenses	(73,185)	(39,490)	39,247	(74,728)

Income before income taxes and minority interest	663,605	518,096	1,477,563	926,814
Income taxes expense	178,648	143,648	374,276	263,594
Minority interest in net earnings of subsidiaries	14,796	15,175	31,841	26,672

Net income	470,161	359,273	1,071,446	636,548

Net income per common share	$9.26	$7.07	$21.10	$12.52
Net income per ADS equivalent	$0.46	$0.35	$1.05	$0.63

Weighted average common shares outstanding (thousands)	50,797	50,833	50,787	50,862

Open Joint Stock Company “Vimpel-Communications”

Unaudited Condensed Consolidated Balance Sheets

	June 30, 2008	March 31, 2008
	(In thousands of US dollars)
Assets
Current assets:
Cash and cash equivalents	$978,782	$620,680
Trade accounts receivable	535,080	525,599
Other current assets	791,227	685,934

Total current assets	2,305,089	1,832,213

Non–current assets
Property and equipment, net	7,117,382	6,879,895
Telecommunication licenses and allocation of frequencies, net	1,035,420	1,062,501
Other intangible assets, net	5,307,097	4,946,283
Other assets	1,943,911	1,305,242

Total non–current assets	15,403,810	14,193,921

Total assets	$17,708,899	$16,026,134

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$689,374	$634,414
Dividends Payable	505,193	0
Customer advances and deposits	436,785	431,011
Short-term debt	1,248,033	968,772
Accrued liabilities	939,355	686,983

Total current liabilities	3,818,740	2,721,180

Deferred income taxes	880,300	945,265
Long-term debt	6,502,874	5,709,263
Accrued liabilities	71,036	66,688

Minority Interest	373,504	406,265

Shareholders’ equity	6,062,445	6,177,473

Total liabilities and shareholders’ equity	$17,708,899	$16,026,134

Open Joint Stock Company “Vimpel-Communications”

Unaudited Condensed Consolidated Statements of Cash Flows

	Six month ended June 30,
	2008	2007
	(In thousands of US dollars)
Net cash provided by operating activities	$1,821,228	$1,351,512

Proceeds from bank and other loans	4,955,985	291,896
Proceeds from sale of treasury stock	17,457	34,995
Payments of fees in respect of debt issues	(52,766)	(1,288)
Repayment of bank and other loans	(319,362)	(215,434)
Purchase of treasury shares	(41,783)	(81,069)

Net cash provided by financing activities	4,559,531	29,100

Purchase of property and equipment	(883,834)	(558,550)
Purchase of intangible assets	(37,603)	(14,185)
Purchase of software	(139,985)	(83,636)
Acquisition of subsidiaries, net of cash acquired	(4,102,305)	(55,924)
Late payment of purchase price	—	(12,688)
Loans granted	(350,000)	—
Short term deposits	(101,343)	—
Exercise of escrow cash depositing	200,170	—
Prepayment for Limnotex	(561,800)	—
Purchase of minority interest in consolidated subsidiaries	(425,254)	—
Purchase of other assets, net	(29,654)	(55,454)

Net cash used in investing activities	(6,431,608)	(780,437)

Effect of exchange rate changes on cash and cash equivalents	25,920	5,997

Net increase (decrease) in cash and cash equivalents	(24,929)	606,172
Cash and cash equivalents at beginning of period	1,003,711	344,494

Cash and cash equivalents at end of period	$978,782	$950,666

Supplemental cash flow information

Cash paid during the period:
Income tax	$330,721	$260,199
Interest	$127,444	$99,475

Non–cash activities:
Equipment acquired under financing agreements	$54,880	$25,873
Accounts payable for equipment and license	275,074	199,033
Acquisitions:
Fair value of assets acquired	2,544,330	41,636
Fair value of minority interest acquired	48,770	—
Difference between the amount paid and the fair value of net assets acquired	3,152,540	14,288
Cash paid for the acquisition of subsidiaries	(4,748,556)	(55,924)

Change in Fair value of Liabilities assumed	$997,084	—

Attachment C: Reconciliation Tables (Unaudited)

Reconciliation table of segments presented to segments

reported in financial statements due to inter-segment revenue adjustments

(In millions of US dollars)

	Russia	CIS	Total
Segment operating revenue	2,239	388	2,627
Inter-segment revenues	-5	-11	-16
Operating revenues from external customers	2,234	377	2,611

	Mobile business	Fixed business	Total
Segment operating revenue	2,178	477	2,655
Inter-segment revenues	-1	-5	-6
Elimination adjustments	-1	-37	-38
Operating revenues from external customers	2,176	435	2,611

Reconciliation of Consolidated OIBDA

(In millions of US dollars)

	Three months ended
OIBDA Consolidated Total	June 30, 2008	June 30, 2007	Mar 31, 2008
OIBDA	1,223	897	1,126
Depreciation	(385)	(285)	(357)
Amortization	(101)	(54)	(67)
Operating income	737	558	702

Reconciliation of OIBDA Margin

OIBDA Margin Consolidated Total	Three months ended
	June 30, 2008	June 30, 2007	Mar 31, 2008
OIBDA margin	46.8%	52.2%	53.4%
Less: Depreciation as a percentage of net operating revenue	(14.7)%	(16.6)%	(16.9)%
Less: Amortization as a percentage of net operating revenue	(3.9)%	(3.1)%	(3.2)%
Operating income as a percentage of net operating revenue	28.2%	32.5%	33.3%

Attachment D: Capex Development

CAPEX (in US$ mln)	2Q 2008	2Q 2007	y-o-y	1Q 2008	q-o-q
Total capex	664.0	334.8	98.3%	358.5	85.2%
Russia	425.1	189.0	124.9%	212.5	100.0%
CIS	238.9	145.8	63.9%	146.0	63.6%
Kazakhstan	55.4	45.8	21.0%	42.6	30.0%
Ukraine	54.1	46.0	17.6%	26.6	103.4%
Armenia	20.9	20.4	2.5%	14.6	43.2%
Uzbekistan	82.8	18.5	347.6%	48.0	72.5%
Tajikistan	13.5	5.7	136.8%	7.2	87.5%
Georgia	12.2	9.4	29.8%	7.0	74.3%

VimpelCom

Q2 Financial and Operating Results

August 28, 2008

Disclaimer

This presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate, in part, to the Company’s strategy and development plans. The forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position, and future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, governmental regulation of the telecommunications industries in Russia, the CIS and South-East Asia, general political uncertainties in Russia, the CIS and South-East Asia and general economic developments in Russia, the CIS and South-East Asia, continued volatility in the world economy, challenges to 3G and Far East tenders and/or litigation with third parties. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business (including approval of funding and specific transactions), if the Company is unable to successfully integrate newly-acquired businesses, including Golden Telecom, and other factors. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the Company, that the Company will be able to grow or that it will be successful in executing its strategy and development plans. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

VimpelCom Company August 2008 2 © Beeline 2008 Presentation

Participants

Alexander Izosimov, CEO

Presentation

Elena Shmatova, CFO

Q&A Session will be joined by:

Jean-Pierre Vandromme,

Executive VP, Russian Operations

Nikolay Pryanishnikov,

Executive VP, International Business Development

VimpelCom Company August 2008 3 © Beeline 2008 Presentation

Q2 2008 in Brief

• Good growth in all the markets

• Re-gaining momentum in the Russian mobile segment

• Strong underlying growth in key elements of fixed-line business; integration with Golden Telecom is on track

• Superior competitive performance in the CIS

• Agreements signed to enter Vietnam and Cambodia

VimpelCom Company August 2008 4 © Beeline 2008 Presentation

Quarterly Financial Dynamics

Net Revenues, $ mln Net Income, $ mln

+52.1%

+30.9%

2,108 2,611

1,488 1,717 1,956 2,010 359 458 368 601

277 470

1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08

OIBDA, $ mln OIBDA Margin

+36.3%

51.9% 45.7% 53.4% 46.8% 51.5% 52.2%

766 897 1,015 918 1,126 1,223

1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08

VimpelCom Company August 2008 5 © Beeline 2008 Presentation

Stock Price Based Compensation Plans Accruals and ADS Price

41.60

118.7 29.89 29.68 27.04

21.07 18.97 15.79 12.12 8.60 9.16 40.5 24.2 27.8 21.3

15.1 12.2 3.2 6.8

1Q 06 2Q 06 3Q 06 4Q 06 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08

-42.7

Accruals, US$ mln ADS price, ($)

VimpelCom Company August 2008 6 © Beeline 2008 Presentation

Continued Increase in Cash Flow

Balance Sheet

June 30, Dec 31, Dec 31, ($ mln) 2008 2007 2006

3,507 Cash and Cash Equivalents 979 1,004 344 3,038 Total Assets 17,709 10,569 8,437 Total Debt 7,751 2,767 2,489

-Short-term 1,248 527 424 1,971 -Long-term 6,503 2,240 2,065

1,350 Shareholders’ Equity 6,062 5,412 3,943

1,293 1,265

LTM OIBDA* 4,282 3,597 2,452

- LTM Depreciation and

459 amortization 1,638 1,391 1,055 - LTM Operating Income 2,644 2,206 1,397

2005 2006 2007 2Q 08 LTM LTM Interest 302 195 186 -342

Debt/ Equity 1.3 0.5 0.6 Debt/ OIBDALTM 1.8 0.8 1.0

-1,635

-1,512 -1,773 OIBDA/ Interest 14.2 18.4 13.2

-2,157

Debt/ Assets 0.44 0.26 0.30 CAPEX, $ mln Net Debt 6,772 1,763 2,145

Operating Cash Flow, $ mln

* LTM OIBDA constitutes the sum of the lines: LTM Operating income Free Cash Flow before acquisitions, $ mln and LTM Depreciation and amortization. LTM stands for “last twelve months” to reporting date. In cases when OIBDA is part of financial ratios it is deemed to be calculated in accordance with the reconciliation tables in the Company’s earnings release.

VimpelCom Company August 2008 7 © Beeline 2008 Presentation

Sources of Revenue Growth*

2,611 413 448 1,717 481 35 2,163 1,682

2Q 07 Mobile Fixed 2Q 08

2,611

377 775

1,717

258

2,234 1,459

2Q 07 Russia CIS 2Q 08

VimpelCom Company August 2008 8 * Segment revenues exclude inter-company transactions. © Beeline 2008

Presentation

Russia: Total Operations

Revenue*, $ mln CAPEX, $ mln

2,239 1,797 414 1653 1702 1460 132 1279

1675 1862

200 189 217 467 213 425

1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08

OIBDA ($ mln) and OIBDA Margin CAPEX / Revenue LTM

992 1,059

780 871 773

676 959 969 23%

55.2% 18% 17% 18% 17%

52.9% 53.4% 52.7% 19% 47.3% 45.4%

1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08

Mobile Fixed OIBDA Margin

VimpelCom Company August 2008 9 * Total revenue adjusted for eliminations © Beeline 2008 Presentation

Russia: Mobile Highlights

Active Subscribers, mln Revenue, $ mln

38.6 40.1 41.8 42.2 42.1 42.5 1,702 1,675 1,862 1,279 1,460 1,653

1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08

Mobile ARPU & MOU OIBDA & OIBDA Margin

14.7 959 969 871

13.4 13.5 13.2 780 773

676 57.2%

12.3

220 53.4%

209 204 52.9% 52.7% 52.0%

10.9 199

193 45.4%

1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08

ARPU ($) MOU (min) OIBDA ($ mln) OIBDA Margin

VimpelCom Company August 2008 10 © Beeline 2008 Presentation

Russia: Fixed Revenue

Business Segment, $ mln

192 193 172 132 151 68

207

Fixed Revenue, $ mln 124

362 376 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08

324 Wholesale Segment, $ mln

273 132 233

414 144 139

244 129

90 109 50

160 94

1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08

Residential Segment, $ mln

40 31

23 14

13 47

10 26

1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08

GT revenue VIP revenue

VimpelCom Company August 2008 11 © Beeline 2008 Presentation

Russia: Residential Broadband Development

Broadband Revenue, $ mln FTTB* Households Passed (mln) & Take-up Rate

5.5 4.1 3.8

9 3.0 2.3 2.6

29 10.3%

8.9% 8.6% 8.0% 8.4%

19 15 6.9%

10 13 7

1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08

Take-up rate

Broadband Subscribers, ‘000 Broadband ARPU, $

16.3 17.1 16.6** 16.9 16.0 15.2 183 244 310 428 530 604

1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08

GT results VIP results

VimpelCom Company *Fiber-to-the-Building

August 2008 12 **ARPU $17.6 reported in 1Q 08 related to GT operations in © Beeline 2008 Presentation March 2008 only

Composition of the CIS Business

Revenue, $ mln

3.9 11.2

52.0

71.2

388.1 64.7

185.3

OIBDA, $ mln

2.6

-2.1 27.8

9.4

30.3 164.4

96.4

CAPEX, $ mln

12.2 13.5

82.8

238.9 54.1

20.9

55.4

CIS Total Georgia Tajikistan Uzbekistan Ukraine Armenia Kazakhstan

VimpelCom Company August 2008 13 © Beeline 2008 Presentation

Kazakhstan: Operating & Financial Highlights

Mobile Active Subscribers, mln Revenues* ($ mln) & OIBDA Margin

175 163 5 167 149 1 162 183 119 53.8% 52.7% 52.8% 5.1 51.9% 50.4% 52.0%

3.5 3.9 4.3 4.6 4.8

1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08

1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08

Mobile Fixed OIBDA Margin

Mobile ARPU & MOU Capex / Revenue (LTM)

113 99 110

89 99

41%

72 37% 35% 34% 34% 30%

12.2 13.6 13.6 13.0 11.6 12.3

1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08

ARPU ($) MOU (min)

VimpelCom Company August 2008 14 * Total revenue adjusted for eliminations between fixed © Beeline 2008 Presentation and mobile segments in Kazakhstan

Uzbekistan: Operating & Financial Highlights

Mobile Active Subscribers, mln Revenues* ($ mln) & OIBDA Margin

52.0 39.5

56.0% 52.9% 53.5% 49.1% 48.8% 47.8%

23.2 30.2 36.5 38.7 49.5

1.6 2.1 2.4 2.8 18.2 1.1 1.2

1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08

1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08

Mobile Fixed OIBDA Margin

Mobile ARPU & MOU Capex / Revenue (LTM)

290 283 265 295 242 266

151% 124% 134%

6.8

6.7 7.2 7.6 5.8 6.6 81% 80% 84%

1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08

ARPU($) MOU (min) 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08

VimpelCom Company August 2008 15 * Total revenue adjusted for eliminations between fixed © Beeline 2008 Presentation and mobile segments in Uzbekistan

Ukraine: Operating & Financial Highlights

Mobile Active Subscribers, mln Revenues* ($ mln) & OIBDA Margin

71.2 44.8 28.4 37.0 34.5

2.2 8.9

2.0 1.8 1.9 2.0 2.1 23.8 45.7 16.3 36.4 17.6% 10.4% 7.1% 13.2% -12.9%

1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08

1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08

-40.0%

Mobile Fixed OIBDA Margin

Mobile ARPU & MOU Capex / Revenue (LTM)

210 441%

183

160 168 311% 138

171% 140%

110% 86%

3.0 4.2 5.8 5.6 6.1 7.5

1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08

1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08

ARPU ($) MOU (min)

VimpelCom Company August 2008 16 * Total revenue adjusted for eliminations between fixed © Beeline 2008 Presentation and mobile segments in Ukraine

Armenia: Operating & Financial Highlights

Mobile Active Subscribers, ‘000 Revenues* ($ mln) & OIBDA Margin

58.4 63.4 59.8 59.1 64.7 54.1

37.6 38.3 35.2 36.3 36.2 34.2 54.3% 51.5% 51.9% 49.2%

440 471 447 442 520 655 50.5% 46.8%

19.9 23.2 25.8 23.5 22.9 26.4

1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 1Q 07 2Q 07 3Q 54.10 07 4Q 07 1Q 08 2Q 08

Mobile Fixed OIBDA Margin

ARPU & MOU CAPEX/ Revenue (LTM)

185 181

172 159

165 180 42% 41% 141 39% 27%

130

14.5 17.3 17.6 17.4 16.1 15.3

80

1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 3Q 07 4Q 07 1Q 08 2Q 08

Mobile ARPU ($) Mobile MOU (min)

VimpelCom Company August 2008 17 * Total revenue adjusted for eliminations between © Beeline 2008 Presentation fixed and mobile segments in Armenia

Expansion into the South-East Asia

Beeline



Vietnam
Population: 86.1 mln.
Penetration: ~30%*
GDP per capita: $2,600**





Cambodia
Population: 14.2 mln.
Penetration: ~18%*
GDP per capita: $1,800**

Definitive agreement signed to establish GTEL-Mobile

- GTEL-Mobile to receive license and frequencies and build GSM network in Vietnam
- VimpelCom to receive 40% of GTEL-Mobile for $267 million
- Our partners: Vietnamese state-owned companies GTEL and GTEL TSC

GSM license in Cambodia acquired

- 90% stake in Sotelco, a holder of GSM license for Cambodia acquired for $28 million
- Low penetration, attractive growth prospects
- Potential for cluster synergies with Vietnamese operations

VimpelCom Company Presentation | August 2008 | 18

* Source: company estimates.
** PPP adjusted; Source: CIA World Factbook.

© Beeline 2008

Summary

• Momentum in Russian mobile and broadband markets

• Strong competitive dynamics in the CIS

• New growth platform in South-East Asia

• Healthy balance sheet and good profitability

VimpelCom Company August 2008 19 © Beeline 2008 Presentation

Questions and Answers

If you would like to ask a question, please press the star key followed by the digit one on your touch-tone telephone.

Due to time constraints, we ask that you limit yourselves to one question and one follow-up question.

If you are using a speakerphone, please make sure your mute button is turned off to allow your signal to reach the equipment.

Thank you for your interest in VimpelCom

For more information please visit www.vimpelcom.com or contact Investor_Relations@vimpelcom.com

VimpelCom Company August 2008 20 © Beeline 2008 Presentation

APPENDICES

VimpelCom Company August 2008 21 © Beeline 2008 Presentation

Map of Operations

Population: 46.5 mln. Population: 4.5 mln.

Acquired: Nov. 2005 Acquired: Jul. 2006

Penetration: 119% Penetration: 76% GDP* 6,900 GDP* 4,700

Population: 142.2 mln. Penetration: 121%

Population: 3.2 mln.

Acquired: Nov. 2006 GDP*: 14,700

Penetration: 67% GDP* 4,900

Population: 15.4 mln.

Acquired: Sept. 2004

Penetration: 83% GDP* 11,100

Population: 26.7 mln.

Acquired: Jan. 2006

Penetration: 33% Population: 86.1 mln. GDP* 2,300 JVA signed: Jul. 2008**

Penetration: ~30% Population: 7.0 mln. GDP* 2,600

Acquired: Jan. 2006

Penetration: 35% GDP* 1,800

Population: 14.2 mln.

Acquired : Jul. 2008

Penetration: ~18% GDP* 1,800

Source: CIA World Factbook; CIS Statistics Committee; AC&M-Consulting; Company estimates

VimpelCom Company *GDP(PPP), $ per capita

August 2008 22 © Beeline 2008

Presentation ** Joint venture in Vietnam is in the process of obtaining GSM licenses and frequencies

FOREX Development

Average quarterly FX rate to US$ Closing FX rate to US$

Currency Change from Q1 08 Change from Q2 07 Change from Q1 08

RUB 2.7% 9.5% 0.2% KZT -0.1% 0.7% 0.0% UAH 1.8% 1.8% 4.1% TJS 0.8% 0.3% 0.1% UZS -0.8% -3.7% -0.8% AMD 0.2% 15.2% 1.5% GEL 7.6% 16.5% 4.1%

VimpelCom Company August 2008 23 Source: Prime TASS, National Banks of the CIS © Beeline 2008 Presentation countries

CIS Mobile: Financial Highlights

Kazakhstan Ukraine Uzbekistan

183 167 175 149 162 119

94 46 50

80 88 92 82 37 36 37 39

35 30

62 16 24 18 23

6	3 9 11 17 18 21 27

-7 -3 4 1

1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08

Armenia Tajikistan Georgia

26 26 23 23 23 20

11.2 7.7 8.1 8.4 11 12 5.2

13 2.9 3.9

10 10 10 0.9 2.4 1.6 2.6 0 0.2 0.3 0.1 1.4 1.3 -0.3 -1.2 -1.9 -2.0 -2.3 -2.2 -2.1

1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08

Revenue, $ mln OIBDA, $ mln

VimpelCom Company August 2008 24 © Beeline 2008 Presentation

CIS Mobile: Active Subscribers, mln

Kazakhstan Ukraine Uzbekistan

4.8 5.1 4.6 4.3 3.5 3.9

2.8 2.2 2.1 2.1 2.4 2.0 1.8 1.9 2.0 1.6 1.1 1.2

1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08

Armenia Tajikistan Georgia

0.65

0.47 0.52 0.44 0.44 0.45 0.44 0.38 0.34 0.27

0.15 0.20 0.15 0.17 0.03 0.07 0.01 0.01

1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08

VimpelCom Company August 2008 25 © Beeline 2008 Presentation

CIS Mobile: ARPU & MOU Development

Kazakhstan Ukraine Uzbekistan

290 283 295 266 265 231 242 13.6 13.6 13.0 210 12.2 11.6 12.3 168 183 138 160 113 7.5 7.6

99 110 6.1 6.7 7.2 6.8 6.6

72 89 99 5.8 5.6 5.8 4.2 3.0

1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08

Armenia Tajikistan Georgia

17.3 17.6 17.4 16.1 15.3

14.5 230 241 224 216 206 185 181 172 159 165 10.1 10.8 141 8.7 9.0 8.0 9.4

83 122 87 89 85 6. 0 48 9.0 6.3 4.8 7.4 8.2 3.2

1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08

ARPU ($) MOU (min)

VimpelCom Company August 2008 26 © Beeline 2008 Presentation

CIS Mobile: Subscriber Market Shares*

Kazakhstan Ukraine Uzbekistan

50% 49% 47% 47% 54% 53% 45% 46% 47% 47% 40% 40%

43% 43% 43% 42% 43% 42% 40% 39% 37% 36% 35% 35%

54% 52% 50% 48% 49% 49% 33% 33% 36% 37% 34% 31%

5% 5% 6% 6% 6% 7% 11% 9.0% 11.0%

5% 5% 5% 5% 4% 4% 3% 3% 3%

% 4% 4% 3% 1% 1% 1% 1% 1%

1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08

VIP K’Cell Other VIP Kievstar UMC VIP Uzdunrobita Astelit Other Coscom Other

Armenia Tajikistan Georgia

74% 53% 53% 52% 53% 48% 50% 66% 66% 63% 36% 35% 73% 34% 34% 35% 32% 48% 70% 47% 46% 46% 45%

28% 28% 29% 42% 25% 27% 33% 37% 18% 17% 34% 15% 17% 16%

34% 30% 13% 27% 13% 13% 14%

26% 12% 12% 11% 12% 12% 1.6% 3.5% 4.7% 5.0%

10% 7% 6% 6% 0.4% 1.0%

1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08 1Q 07 2Q 07 3Q 07 4Q 07 1Q 08 2Q 08

VIP TT Mobile Indigo VIP Geocell Magticom VIP Vivacell

Babylon Other

VimpelCom Company August 2008 27 * Source: AC&M Consulting. The drop in reported market © Beeline 2008 Presentation share is mainly caused by the change of reporting methodology to active subscriber base

Reconciliation of Consolidated OIBDA and OIBDA Margin (Unaudited)

Three months ended

June 30, March 31, Dec 31, Sept 30, June 30, March 31,

($ ‘000) 2008 2008 2007 2007 2007 2007 Reconciliation of OIBDA to operating income

OIBDA 1,223 1,126 918 1,015 897 766

Depreciation (385) (357) (331) (286) (285) (269) Amortization (101) (67) (56) (55) (54) (53)

Operating Income 737 702 531 674 558 444

Reconciliation of OIBDA margin to operating income as percentage of net operating revenue

OIBDA margin 46.8% 53.4% 45.7% 51.9% 52.2% 51.5%

Less: Depreciation as % of net operating revenues (14.7%) (16.9%) (16.5%) (14.5%) (16.6%) (18.1%) Less: Amortization as % of net operating revenues (3.9%) (3.2%) (2.8%) (2.9%) (3.1%) (3.6%)

Operating Income 28.2% 33.3% 26.4% 34.5% 32.5% 29.8%

VimpelCom Company August 2008 28 © Beeline 2008 Presentation

Reconciliation table of segments presented to segments reported in financial statements due to inter-segment revenue adjustments

Russia CIS Total Segment operating revenue 2,239 388 2,627 Inter-segment revenues -5 -11 -16 Operating revenues from external customers 2,234 377 2,611

Mobile Fixed

Total business business Segment operating revenue 2,178 477 2,655 Inter-segment revenues -1 -5 -6 Elimination adjustments -1 -37 -38 Operating revenues from external customers 2,176 435 2,611

VimpelCom Company August 2008 29 © Beeline 2008 Presentation

Definitions

Active mobile subscribers are those subscribers in the registered subscriber base who were a party to a revenue generating activity in the past three months and remain in the base at the end of the reported period. Such activities include all incoming and outgoing calls, subscriber fee accruals, debits related to service, outgoing SMS, MMS, data transmission and receipt sessions, but do not include incoming SMS and MMS sent by our Company or abandoned calls.

ARPU (Monthly Average Revenue per User), a non-U.S. GAAP financial measure, is calculated by dividing the Company’s service revenue during the relevant period, including roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of the Company’s active subscribers during the period and dividing by the number of months in that period. The Company believes that ARPU provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting. The Company also believes that ARPU provides management with useful information concerning usage and acceptance of the Company’s services. ARPU should not be viewed in isolation or an alternative to other figures reported under U.S. GAAP.

Average quarterly FX rate to US$ for the CIS countries is calculated as the sum of average exchange rates for each month within a quarter divided by three months.

Active broadband internet service subscribers are those subscribers in the registered subscriber base who were a party to a revenue generating activity in the past three months and remained in the base at the end of the reported period. Such activities include monthly internet access using FTTB, xDSL and WiFi technologies.

Free cash flow is calculated as operating cash flow minus accrued capital expenditures before acquisitions. FTTB – Fiber-to-the-building broadband internet technology.

Household passed are households located within buildings, in which indoor installation of all the FTTB equipment, necessary to install terminal residential equipment has been completed.

Market share of subscribers for each country is calculated by dividing the estimated number of the subscribers of a particular company by the total estimated number of subscribers in that country. Market share data is published by consulting agencies specializing in the telecommunications industry in Russia.

Mobile subscriber is an authorized user of cellular services, using one SIM card (GSM/3G) with one or several selective numbers or one handset (DAMPS/CDMA) with one selective number. The number of subscribers includes employees using cellular services and excludes guest roamers and users of test SIM cards or handsets.

MOU (Monthly Average Minutes of Use per User) is calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of active subscribers during the period and dividing by the number of months in that period.

Net debt is calculated as a total interest-bearing debt minus cash and cash equivalents.

Take-up rate for the FTTB network is calculated by dividing the number of active FTTB subscribers by the total number of households passed.

VimpelCom Company August 2008 30 © Beeline 2008 Presentation